MINEBEA CO.,LTD.
1-8-1 SHIMO-MEGURO
MEGURO-KU. TOKYO 153-8662 JAPAN
TELEPHONE: (81-3)5434-8611
FACSIMILE: (81-3)5434-8601

03032504

August 30, 2003

THE U.S. SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

PROCESSED
OCT 09 2003
THOMSON FINANCIAL

03 OCT -6 AM 7:21

RE; Minebea Co., Ltd. – File No. 82-4551

SUPPL

To whom it may concern:

Minebea Co., Ltd. is pleased to enclose for filing the following documents:

a) Press release dated on August 20, 2003.
b) Press release dated on August 27, 2003.
c) Annual report 2003.

These releases are to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Sincerely,

Akane Unno
Investor Relations

dlw 10/6

03 OCT -6 AM 7:21

August 27, 2003

FOR IMMEDIATE RELEASE

Media Contacts:
Minebea Co., Ltd.
Masaki Ishikawa
Corporate Communications / Investor Relations Office
Corporate Planning Department
Tel: +81-3-5434-8637 Fax: +81-3-5434-8607

Matsushita Electric Industrial Co., Ltd.
Kan Takahashi, Global Corporate Communications
Tel: +81-6-6908-1574 Fax: +81-6-6908-5817

Minebea and Matsushita (Panasonic) to Form Joint Venture in Information Equipment Motor Business

Osaka, Japan (August 27, 2003)— Minebea Co., Ltd., the leading name in miniature and small-sized ball bearings, and Matsushita Electric Industrial Co., Ltd., best known for its Panasonic brand of consumer electronics and digital communication products, have announced today that the two companies will establish a new joint venture company for information equipment motors, with Minebea holding an expected share of 60% and Matsushita 40%.

The joint venture company, to be established on April 1, 2004, will handle development, manufacturing and sales of information equipment motors in four categories – axial fan motors, stepping motors, vibration motors and direct current (DC) brush motors. Its annual sales forecast is approximately 95 billion yen for the year ending March 31, 2005. Further details are yet to be decided.

Through the establishment of the new company, Minebea and Matsushita have agreed to integrate all functions of their information equipment motor business in the aforementioned four categories from development, manufacturing and sales. By doing so, the new company will become a major player in the global market, holding the second largest share in fan motors, second in stepping motors, first in vibration motors and third in DC brush motors, based on unit sales results for the year ended March 31, 2003.

While competition in the information equipment motor business is becoming increasingly severe throughout the world, especially due to the industry consolidation led by Japanese manufacturers and the rise in the number of market newcomers from China, further growth in demand can be expected in new product applications, such as personal computers, plasma displays, LCD TVs, game machines, mobile

phones, digital home appliances and information terminals. The annual global market growth forecast exceeds 10% on unit sales basis.

The business integration due to be carried out is based on a previous agreement between Minebea and Matsushita signed in September 2002 concerning joint development and consignment production of DC axial box fan motors, and is aimed at the establishment of a new company with a highly competitive edge in product cost, quality and profitability. The new company will tap Minebea's advanced ultra-precision machining, mass-production technologies, cost competitiveness and Matsushita's latest product development technologies to strengthen its high added-value product development / manufacturing capabilities and accelerate development speed, as well as establishing a strong customer support structure.

The new company aims to increase its global competitiveness and capture the leading position in markets worldwide in relevant product categories. This is to be achieved through economies of scale, standardization of manufacturing processes and designing methods utilizing advanced production engineering and product development technologies of Minebea and Matsushita, and through cost reduction efforts from the development of advanced magnet / material analysis technologies.

About Minebea Co., Ltd.

Minebea is a comprehensive manufacturer and supplier of high precision components such as miniature ball bearings and precision small motors for use in information & telecommunications equipment including primarily PCs, household electrical appliances, aircraft, and automobiles. As of March 31, 2003, the Minebea Group encompassed 31 plants and 45 sales offices and employs a total of 43,002 persons in 14 countries. Facilities in Thailand form the largest production base of the Group, which is responsible for most of its mainstay products and produces about 60% of the Group's total output. Based in Nagano, Japan, the Company reported consolidated sales of US$2.26 billion for the fiscal year ended March 31, 2003. Minebea's shares are listed on stock exchanges in Tokyo (6479), Osaka, Nagoya and Singapore. Further information is available at http://www.minebea.co.jp/

About Matsushita Electric Industrial Co., Ltd.

Matsushita Electric Industrial Co., Ltd., best known for its Panasonic brand name, is a worldwide leader in the development and manufacture of electronic products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the Company recorded consolidated sales of US$61.68 billion for the fiscal year ended March 31, 2003. Matsushita's shares are listed on the Tokyo, Osaka, Nagoya, Fukuoka, Sapporo, New York, Pacific, Euronext Amsterdam,

Euronext Paris, Frankfurt and Dusseldorf stock exchanges. For more information, visit the Matsushita website at http://www.panasonic.co.jp/global/top.html

Disclaimer Regarding Forward-Looking Statements

I. Minebea

In this press release, all statements about Minebea and its Group of Companies (Minebea) that are not historical facts are future projections made based on certain assumptions and Minebea's management's judgment drawn from currently available information. Accordingly, when evaluating Minebea's performance or value as a going concern, these projections should not be relied on entirely. Please note that actual performance may vary significantly from any particular projection, owing to various factors, including, (i) changes in economic indicators surrounding us or demand trends; (ii) fluctuation of foreign exchange rates or interest rates; and (iii) our ability to continue R&D, manufacturing and marketing in a timely manner in the electronics business sector, where technological innovations are rapid and new products are launched continuously. Please note, however, this is not a complete list of the factors affecting actual performance.

II. Matsushita

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to realize expected benefits of various restructuring activities in its business and organization; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; and fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings; as well as future changes or revisions to accounting policies or accounting rules.

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03 OCT -6 AM 7:21

(Translation)
Press Release

August 20, 2003
Minebea Co., Ltd.

Outcome of Soliciting Voluntary Retirement

We hereby inform you of the outcome of soliciting voluntary retirement announced on June 19, 2003 as follows:

I. Outline of the solicitation

1) Employees to be solicited: Regular employees of the Hamamatsu Manufacturing Unit (including a consolidated subsidiary, Minebea Electronics Co., Ltd.) and regular employees of the Domestic Sales Division
2) Number to be solicited: About 170 persons
3) Effective Period: From July 15 to July 31, 2003
4) Date of retirement: August 20, 2003

II. Outcome

Number of accepted applicants: 163 persons

III. Impact on business performance

We estimate extraordinary losses at about ¥500 million on a non-consolidated basis reflecting payments of extra allowances and other benefits as a result of the solicitation. Since about ¥400 million out of ¥500 million has already been appropriated, ¥100 million will be additionally appropriated.

On a consolidated basis, we estimate extraordinary losses at about ¥1,000 million reflecting payments of extra allowances and other benefits, and the full amount has already been included in an allowance for a liquidation loss of the fiscal year ended March 31, 2003.

We expect no major impact on our business performance for the current fiscal year, both on a consolidated basis and a non-consolidated basis.

Company Name: Minebea Co., Ltd.

Representative: Tsugio Yamamoto
Representative Director, President and Chief Executive Officer
(Code No. 6479 TSE Div. No. 1)

Contact Person: Shunji Mase
Executive Officer and General Manager of Personnel & General Affairs Dept.
(Tel: 81-3-5434-8612/Fax: 81-3-5434-8601)

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